

02007854

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Blum Municipals, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 North Point Street, Suite 445
(No. and Street)

San Francisco (City) California (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Blum (415) 673-2793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tevlin, Creighton J.
(Name – *if individual, state last, first, middle name*)

1200 Artesia Blvd., Suite #205 Hermosa Beach, CA 90254
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Blum Municipals, Inc., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAURA M. BAUGHMAN
Commission # 1232262
Notary Public - California
San Francisco County
My Comm. Expires Aug 15, 2003

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREIGHTON
TEVLIN

CERTIFIED
PUBLIC
ACCOUNTANT



Opinion of Independent Certified Public Accountant

The Board of Directors
Robert Blum Municipals, Inc.

I have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. as of March 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Blum Municipals, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation for determination of reserve requirements, information relating to possession or control requirements and computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 16, 2002

1200 ARTESIA BLVD.
SUITE 205
HERMOSA BEACH, CA
90254

PHONE:
310 / 798-3005
FAX:
310 / 798-3007
VOICE MAIL:
310 / 784-7033

ROBERT BLUM MUNICIPALS, INC.

Statement of Financial Condition
March 31, 2002

ASSETS

Cash	$	20,491
Receivable from clearing organization (Note 4)		667,400
Inventory of municipal securities, at estimated fair value (Note 2)		156,216
Receivable from brokers and dealers		4,985
Income taxes receivable		7,303
Other assets		988
Property and equipment - net (Notes 2 and 3)		0
TOTAL ASSETS	$	857,383

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$	26,500
Payable to clearing organization (Note 5)		158,659
Total		185,159
Liabilities subordinated to the claims of general creditors (Note 6)		250,000
Stockholders' equity:		
Common stock, no par value, authorized 25,000 shares, 5,000 shares issued and outstanding		150,000
Retained earnings		272,224
Total stockholders' equity		422,224
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	857,383

See notes to financial statements.

ROBERT BLUM MUNICIPALS, INC.

Statement of Income
For the year ended March 31, 2002

REVENUES:		
Trading revenue	$	342,399
Interest		9,949
Total revenues		352,348
EXPENSES:		
Employee compensation and benefits		219,595
Communications		37,155
Occupancy and equipment		28,208
Interest		22,500
Regulatory		1,669
Professional services		18,466
Travel and entertainment		6,979
Taxes and licenses		4,770
Other operating expenses		2,231
Total expenses		341,573
Income before income taxes		10,775
Income taxes (Note 10)		1,750
Net income	$	9,025

See notes to financial statements.

ROBERT BLUM MUNICIPALS, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2002

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, at beginning of year	$ 150,000	$ 263,199	$ 413,199
Net income		9,025	9,025
Balance, at end of year	$ 150,000	$ 272,224	$ 422,224

See notes to financial statements.

ROBERT BLUM MUNICIPALS, INC.

Statement of Changes in Liabilities Subordinated
To The Claims of General Creditors
For the Year Ended March 31, 2002

Balance, at beginning of year	$ 250,000
Additions	-
Deletions	-
Balance, at end of year	$ 250,000

See notes to financial statements.

ROBERT BLUM MUNICIPALS, INC.

Statement of Cash Flows
For the year ended March 31, 2002

Cash flows from operating activities:	
Net income	$ 9,025
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in assets and liabilities:	
Receivable from clearing organization	(44,193)
Inventory of municipal securities	(58,879)
Income taxes receivable	(3,825)
Payable to clearing organization	61,322
Deferred tax liability	(430)
Total adjustments	(46,005)
Net cash used by operating activities	(36,980)
Cash flows from investing activities:	
Loan to shareholder	24,000
Repayment of loan to shareholder	(24,000)
Net cash provided by investing activities	0
Net decrease in cash	(36,980)
Cash, beginning of year	57,471
Cash, end of year	$ 20,491
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ 22,500
Income taxes	$ 6,950

See notes to financial statements.

ROBERT BLUM MUNICIPALS, INC.

Notes to Financial Statements
March 31, 2002

1. GENERAL

Robert Blum Municipals, Inc. ("the Company") was incorporated in the state of California on April 17, 1995. In July of 1995 the Company became registered as a broker-dealer in securities with the Securities and Exchange Commission and commenced securities transactions emphasizing municipal trading.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions are recorded on a trade-date basis.

Inventory of municipal securities are valued at market value Municipal securities for which there is no market on a securities exchange or no independent publicly quoted market are valued at at fair value as determined by management. There was no material difference between cost and market (or fair value) at the balance sheet date.

Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 7 years. Organizational costs are capitalized and amortized on a straight-line basis over a period of 5 years.

Cash - In accordance with Financial Accounting Standards Board pronouncement #105, "Disclosure of information about financial instruments with off-balance sheet risks and financial instruments with concentrations of credit risk", the Company maintained cash balances during the year with a financial institution which exceeded the Federal Deposit Insurance Corporation limit of $100,000.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents are included with cash in the balance sheet.

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and summarized as as follows:

Office equipment	$ 1,464
Less accumulated depreciation	(1,464)
Property and equipment - net	$ 0

4. RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization represents cash on deposit with a clearing organization at March 31, 2002.

5. PAYABLE TO CLEARING ORGANIZATION

In order to facilitate the securities settlement process and to finance securities inventory, the Company incurs demand obligations to the clearing organization. Such obligations are collateralized by municipal bonds held by the clearing organization as company inventory, bear interest at rates that generally corresponds to the broker call rate of interest, and fluctuate daily in principal amount outstanding.

6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordinated agreements at March 31, 2002 are listed below:

Subordinated note, 9%, due June 30, 2003	$ 150,000
Subordinated note, 9%, due August 31, 2004	100,000
	$ 250,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

7. PROFIT SHARING PLAN

The Company's profit sharing plan covers all eligible employees. The plan was effective on August 1, 1995 and provides for a Company contribution of up to 15% of eligible compensation. All contributions to the plan are at the discretion of the Company.

Total profit sharing expense for the year ended March 31, 2002 was $25,500.

8. COMMITMENTS

The Company leases office space under a lease agreement which expires June 30, 2003. Under terms of the lease, monthly payments of $1,375 began on July 1, 1998 and increase approximately $91 annually through the expiration date.

The future minimum lease payments under the lease are as follows:

Year ending March 31, 2003	$ 20,619
March 31, 2004	5,223

9. RELATED PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liabilities totaled $22,500 for the current period and was paid to the Company's sole shareholder.

The Company leases certain office equipment owned by the Company's sole shareholder. Lease payments for the equipment totaled $5,566 for the year ended March 31, 2002.

10. INCOME TAXES

The Company presently computes taxes on income based on the Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes". Under the standard, deferred tax assets and liabilities represent the tax effects, calculated at currently effective tax rates, of future adjustments of taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements. Deferred income taxes arise principally from timing differences applicable to cash basis income tax adjustments. There were no material deferred income taxes at March 31, 2002.

The provision for income taxes consist of the following:

Current:	
Federal	$ 950
State	800
	$ 1,750

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change from day to day, but at March 31, 2002, the Company had net capital of $652,125 which was $552,125 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .044 to 1, which is less than the 15 to 1 maximum ratio.

ROBERT BLUM MUNICIPALS, INC.

Computation For Determination of the Reserve Requirements
March 31, 2002

Computation of reserve requirements is not applicable to Robert Blum Municipals, Inc. as the Company qualifies for an exemption under Rule 15c3-3.

See independent auditors' report.

ROBERT BLUM MUNICIPALS, INC.

Information Relating to Possession or Control Requirements
March 31, 2002

Information relating to possession or control requirements is not applicable to Robert Blum Municipals, Inc. as the Company qualifies for an exemption under Rule 15c3-3.

See independent auditors' report.

ROBERT BLUM MUNICIPALS, INC.

Computation of Net Capital
March 31, 2002

Stockholders' equity at March 31, 2002	$ 422,224
Add: Allowable subordinated liabilities	250,000
Total capital and allowable subordinated liabilities	672,224
Less: Non-allowable assets	13,276
Net capital before haircuts on security positions	658,948
Haircuts on securities positions	6,823
Net capital	$ 652,125
Minimum net capital requirement	$ 100,000
Aggregate indebtedness	$ 28,943
Ratio of aggregate indebtedness to net capital	.044:1

There is no difference between the computation of net capital required above and that reported by the Company in Part II of Form X-17A-5 of March 31, 2002.

See independent auditors' report.

Robert Blum Municipals, Inc.

Report Pursuant to Rule 17a-5(d)

For Year Ended March 31, 2002


SEC MAIL
RECEIVED
PROCESSING
MAY 30 2002
WASH., D.C.
152
SECTION

Robert Blum Municipals, Inc.

Supplementary Accountants' Report on Internal Accounting Control

For Year Ended March 31, 2002



CREIGHTON TEULIN
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
Robert Blum Municipals, Inc.

In planning and performing my audit of the financial statements of Robert Blum Municipals, Inc. for the year ended March 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Robert Blum Municipals, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1200 ARTESIA BLVD.
SUITE 205
HERMOSA BEACH, CA
90254
PHONE:
310 / 798-3005
FAX:
310 / 798-3007
VOICE MAIL:
310 / 784-7033

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



May 16, 2002